Registration Statement No. 333-234311
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated April 28, 2021
(To Prospectus dated October 24, 2019)

Pricing Term Sheet

Fixed-Rate Notes due 2030 and 2036

The information in this pricing term sheet relates only to the offering of euro-denominated notes (the “Euro Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated April 28, 2021 relating to the Euro Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 24, 2019, which forms a part of Registration Statement No. 333-234311.

Issuer:	The Coca-Cola Company

Security:	0.400% notes due 2030 0.950% notes due 2036

Offering Format:	SEC Registered

Principal Amount:	€500,000,000 of 2030 notes €500,000,000 of 2036 notes

Maturity Date:	May 6, 2030 for 2030 notes May 6, 2036 for 2036 notes

Spread to Mid-Swap Yield:	+40 bps for 2030 notes +60 bps for 2036 notes

Mid-Swap Yield:	0.039% for 2030 notes 0.376% for 2036 notes

Yield to Maturity:	0.439% for 2030 notes 0.976% for 2036 notes

Coupon:	0.400% per year for 2030 notes 0.950% per year for 2036 notes

Interest Payment Dates:	Annually on May 6, commencing on May 6, 2022 for the 2030 notes Annually on May 6, commencing on May 6, 2022 for the 2036 notes

Price to Public:	99.657% of principal amount for 2030 notes 99.639% of principal amount for 2036 notes

Underwriting Discounts:	0.440% of principal amount for 2030 notes 0.530% of principal amount for 2036 notes

Proceeds to Issuer:	99.217% of principal amount for 2030 notes 99.109% of principal amount for 2036 notes

Benchmark Security:	DBR 0.000% due February 15, 2030 for 2030 notes DBR 0.000% due May 15, 2035 for 2036 notes

Benchmark Security Yield:	-0.316% for 2030 notes 0.000% for 2036 notes

Benchmark Security Price:	102.820 for 2030 notes 100.000 for 2036 notes

Spread to Benchmark Security:	+75.5 bps for 2030 notes +97.6 bps for 2036 notes

Make-Whole Call:	Bund +15 bps for 2030 notes Bund +15 bps for 2036 notes

Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering, together with cash on hand, for the purchase of the euro-denominated notes tendered pursuant to the Tender Offers (as defined in the preliminary prospectus supplement) and the payment of related accrued and unpaid interest, premiums, fees and expenses. The Coca-Cola Company may reallocate the net proceeds depending on market and other conditions in effect at the time for general corporate purposes. The offering is not conditioned upon the completion of the Expected Notes Offering (as defined in the preliminary prospectus supplement) or the Tender Offers.

Day Count Convention:	Actual / Actual (ICMA)

Trade Date:	April 28, 2021

Settlement Date*:	May 6, 2021

Listing:	The Coca-Cola Company intends to apply to list the notes on the New York Stock Exchange.

ISIN / Common Code / CUSIP:	XS2339398971 / 233939897 / 191216 DM9 for 2030 notes XS2339399359 / 233939935 / 191216 DN7 for 2036 notes

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

MiFID II Target Market and PRIIPS and UK MiFIR and UK PRIIPs:

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in UK.

Underwriters:	Joint Book-Running Managers: Citigroup Global Markets Limited J.P. Morgan Securities plc Merrill Lynch International

Co-Managers: Drexel Hamilton, LLC Mischler Financial Group, Inc.

Stabilization:	Stabilization/FCA

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll free at 1-800-831-9146, J.P. Morgan Securities plc collect at +44-2007-134-2468, or Merrill Lynch International toll free at 1-800-294-1322.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.